Exhibit 13.5

Thank you for your continued support of Props. Over the past year, we have worked to position Props as one of the first crypto projects to issue tokens to both accredited and unaccredited consumers, in compliance with US federal securities laws.
Today, we’re proud to share a number of exciting updates, all of which you can read about in more extensive detail on our blog here. As always, we’re eager to hear your feedback.

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We are announcing a growing business relationship with PeerStream that will provide a path to integrate Props into two of their mobile apps, PalTalk and CamFrog, creating an opportunity to expose Props to millions of new users.

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We will distribute Props to CoinList investors who have confirmed their wallet addresses within the past 90 days on March 4th. Props tokens already have basic utility in the YouNow app. Upon receiving your Props, we invite you to test and enjoy. If you have not re-confirmed your wallet address with CoinList, please do so here by Sunday.

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With the input of industry experts, the Props token community, and working with the SEC, we are taking steps to qualify the distribution of Props tokens under Regulation A+ (also known as Reg A+). Based on the feedback that we get from you and upon a completed and qualified filing, we would begin distributing tokens to Republic investors and our app users within a few months, giving unaccredited stakeholders the same Props token rights as accredited investors.

For more details, see our blog post here.
We remain laser-focused on building one of the world’s first and largest consumer-focused token networks. As always, your perspective and feedback are critical. We invite you to share your thoughts and questions here.
Adi Sideman
Co-Founder and CEO

Legal disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy Props Tokens can be accepted and no part of any purchase price can be received until an offering statement is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind. This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future qualification of our Reg A+ offering and launch of our network, and future collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate.

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